October 7, 2016
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Attention:	Martin James
Kaitlin Tillan

Re:	Maxwell Technologies, Inc.
Form 10-K for the year ended December 31, 2015
Filed February 27, 2016
File No. 1-15477
Dear Staff:
On behalf of Maxwell Technologies, Inc., this letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the filing of the above-referenced annual report (the “Filing”), which were included in your letter dated September 27, 2016 (the “Staff Letter”).
In this letter, we have reproduced your comments in italicized, bold type, and have followed each comment with our response. The numbered paragraphs of this letter set forth below correspond to the numbered paragraphs of the Staff Letter.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 34

1.
Please revise future filings to quantify the extent of contribution of each of two or more factors as necessary to understand material changes in your revenues. Refer to Item 303(a)(3)(iii) and Instruction 4 to Item 303(a) in Regulation S-K and Release 33-6835.

Response:
We acknowledge the regulations and guidance identified by the Staff and we understand our responsibility to provide disclosure on the factors necessary to understand material changes in our revenues. As requested by the Staff, we plan to expand our disclosure in future filings to quantify, to the extent possible, the impact of factors such as price and volume which contribute to material changes in revenues.

Item 8. Financial Statements
Note 1. Description of Business and Summary of Significant Accounting Policies
Warranty Obligation, page 55

2.
In future filings please provide a tabular reconciliation of the changes in your aggregate product warranty liability for the reporting periods to comply with the disclosure requirements of ASC 460-10-50-8(c).

Response:
We acknowledge the regulations and guidance identified by the Staff and we understand our responsibility to comply with the disclosure requirements of ASC 460-10-50-8(c). In recent filings, we interpreted that the aggregate warranty liability did not rise to a level of significance to require inclusion of this detailed disclosure. As requested by the Staff, in our future filings we plan to provide a tabular reconciliation of the changes in our warranty liability.

Business Enterprise Information, page 59

3.	In future filings please disclose the basis for attributing revenues from external customers to individual countries. Refer to ASC 280-10-50-41(a).
Response:
We report revenues from external customers based on the country where the customer is located. We noted the Staff's comment and in future filings will further clarify the basis for attributing revenues from external customers to individual countries accordingly.

Please be advised that we acknowledge that (i) we are responsible for the adequacy and accuracy of the disclosure in our filings; (ii) that Staff comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to our filings; and (iii) we may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please direct your questions or additional comments to my attention at (858.503.3300). Thank you for your assistance.

Sincerely,
Maxwell Technologies, Inc.

/s/ David Lyle
David Lyle
Senior Vice President, Chief Financial Officer,
Treasurer and Secretary